NOVASTAR RESOURCES LTD.
8300 Greensboro Drive, Suite 800
McLean, VA 22102
(800) 685-8082

August 9, 2006

Carmen Mondada-Terry
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Novastar Resources Ltd.

Amendment No. 1 to Registration Statement on Form SB-2

Filed July 3, 2006 File No. 333-137437

Dear Ms. Mondada-Terry:

On behalf of Novastar Resources Ltd. (Novastar or the Company), we hereby submit Novastar’s responses to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated July 17, 2006, providing the Staff’s comments with respect to the above referenced registration statement (the Registration Statement).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of Novastar. References in this letter to “we”, “us” and “our” refer to Novastar unless the context indicates otherwise.

Selling Stockholders, page 54

1. Expand the Selling Stockholders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Novastar Response: We have listed the natural persons with power to vote or to dispose of the securities offered for resale by the entities listed as selling stockholders in the footnotes accompanying the respective entities.

Item 28 Undertakings

2. Identify all selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers.

Novastar Response: We have identified each registered broker-dealer or affiliate of a registered broker-dealer as requested. Further, as stated in the registration statement, unless otherwise specified in the footnotes to the selling stockholder table, none of the selling stockholders is a registered broker-dealer or an affiliate of a registered broker-dealer.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 800.685.8082 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

Novastar Resources Ltd.

By: /s/ Seth Grae_____________
Seth Grae
  Chief Executive Officer